March 13, 2008

Via Edgarlink

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Kyle Moffatt, Accounting Branch Chief
Ms. Inessa Kessman, Senior Staff Accountant

Re:	NTN Buzztime, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, filed March 16, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 001-11460

Dear Messrs. Spirgel, Moffatt and Ms. Kessman:

We have received your comment letter dated January 28, 2008 relating to the NTN Buzztime, Inc. filings described above and we are in the process of preparing a response. We filed correspondence with you on February 5, 2008, stating that we expected to submit a response to you on or before February 18, 2008. Per a subsequent telephone conversation, we filed a correspondence with you on February 15, 2008, extending the date of our expected response until February 25, 2008. Per our telephone conversation on March 11, 2008, we now expect to submit a response to you on or before March 20, 2008.

Yours very truly,

/s/ Kendra Berger
Kendra Berger
Chief Financial Officer

KB:lkw

cc: Kirt Shuldberg, Heller Ehrman, LLP